EXHIBIT 21.1

                         SUBSIDIARIES OF THE REGISTRANT

     Upon consummation of the Reorganization, Golden Bear Golf, Inc. will have the following subsidiaries, all of which are corporations incorporated under the laws of the State of Florida:

                         Golden Bear Golf Centers, Inc.
                         Paragon Golf Construction, Inc.
                         Golden Bear Club Services, Inc.